# SEC Schedule 13G/A (Amendment No. 19) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LeMaitre Vascular, Inc., CIK 0001158895
CUSIP: 525558201
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 63 Second Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001365737

## Reporting persons
- George W. LeMaitre: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,684,603; shared voting power 0; sole dispositive power 1,684,603; shared dispositive power 0; aggregate amount beneficially owned 1,684,603 (7.43% of the class)
  Comment: The amount in row 9 includes (i) 1,663,303 shares of Common Stock held of record by George W. LeMaitre, and (ii) 21,300 shares of Common Stock held by a trust for the benefit of Mr. LeMaitre's child(ren) and which securities Mr. LeMaitre disclaims ownership.

## Item 1. Issuer
Name of issuer: LeMaitre Vascular, Inc.
Address of issuer's principal executive offices: 63 Second Avenue, Burlington, MA 01803

## Item 2. Person Filing
Name of person filing: George W. LeMaitre
Address of principal business office or, if none, residence: 63 Second Avenue, Burlingon, MA 01803
Citizenship: George W. LeMaitre is a citizen of the United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2. The ownership percentage above is based on an aggregate of 22,681,504 shares of Common Stock outstanding as of September 30, 2025, according to the Issuer.
Sole power to vote or to direct the vote: See Items 5 on page 2.
Shared power to vote or to direct the vote: See Items 6 on page 2.
Sole power to dispose or to direct the disposition: See Items 7 on page 2.
Shared power to dispose or to direct the disposition: See Items 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- George W. LeMaitre: /s/ George W. LeMaitre, Chairman and Chief Executive Officer (11/11/2025)